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                                                                    EXHIBIT 11.1

                     COLLABORATIVE CLINICAL RESEARCH, INC.

                        STATEMENT REGARDING COMPUTATION
                     OF NET INCOME (LOSS) PER COMMON SHARE
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                     THREE MONTHS
                                              YEARS ENDED DECEMBER 31,              ENDED MARCH 31,
                                      ----------------------------------------     -----------------
                                       1992        1993       1994       1995       1995       1996
                                      -------     ------     ------     ------     ------     ------
                                                                                   (UNAUDITED)
Net income (loss)...................  $  (245)    $ (351)    $ (214)    $ (753)    $ (126)    $   56
                                       ======     ======     ======     ======     ======     ======
Weighted average Common Shares
  outstanding.......................      699        967      1,621      2,464      2,463      2,475
Net effect of dilutive Common Share
  options and dilutive Common Share
  warrants -- Note A................      215        297        418        495        500        478
Net effect of Preferred Share
  dividends -- Note B...............      138        138        138        138        138        138
                                      -------     ------     ------     ------     ------     ------
Shares used in calculation of net
  income (loss) per Common Share....    1,052      1,402      2,177      3,097      3,101      3,091
                                       ======     ======     ======     ======     ======     ======
Net income (loss) per Common Share
  -- Note C.........................  $ (0.23)    $(0.25)    $(0.10)    $(0.24)    $(0.04)    $ 0.02
                                       ======     ======     ======     ======     ======     ======


NOTE A -- Common Share options and warrants granted within a twelve-month period preceding the proposed filing date of the Company's initial public offering are included as if they were outstanding for all periods presented. The dilutive effect of all options outstanding was calculated using the treasury stock method and the anticipated initial public offering price.

NOTE B -- Preferred Share dividends declared within a twelve-month period preceding the proposed filing date of the Company's initial public offering, including the declaration and issuance of additional Preferred Share dividends through May 31, 1996, are included as if they were outstanding for all periods presented. Preferred Shares are automatically convertible into Common Shares upon completion of the initial public offering.


NOTE C -- Fully diluted net income (loss) per Common Share has not been presented because it is not applicable.